SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For
December 2004
Commission File Number 0-28800
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2004, incorporated by reference herein:
This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) of Durban Roodepoort Deep, Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003, and to part thereof from the date on which this report is filed, to the extent not supersed by documents or reports subsiquently filed or furnished.
Exhibits
99.1
Release dated November 26, 2004, entitled "Salient Dates For Change Of Name"
99.2
Release dated November 26, 2004, entitled "Results Of Annual General Meeting"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date:  December 01, 2004                                    By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
Salient Dates for Change of Name

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRD" or "the company")
SALIENT DATES FOR CHANGE OF NAME

Further to the announcement on Thursday, 7 October 2004, DRD shareholders are advised that at the annual general meeting of DRD shareholders held on Friday, 26 November 2004 at the company's registered office, the resolution put to shareholders to change the name of the company to DRDGOLD Limited ("the change of name") was passed by the requisite majority of votes.

The change of name is intended to better reflect the company's focus on gold as a product, derived from deep-level and opencast gold mining and from the retreatment of surface material.

The last day to trade DRD shares in their "old" name will be Friday, 3 December 2004. With effect from the commencement of business on Monday, 6 December 2004, the company's name as reflected on the JSE Securities Exchange South Africa lists will be amended to reflect the company's new statutory name. In addition, DRD's short name will be changed to "DRDGOLD", the share code will be changed to "DRD" and the ISIN will be changed to "ZAE000058723".

The following dates and times apply to the change of name.
2004
Effective date of change of statutory
name of the company Friday, 3 December
Last day to trade in DRD shares under old
name
Friday, 3 December
Trading in the new name will commence on Monday, 6 December
Record date Friday, 10 December
Holders of dematerialised DRD shares will
have their accounts at their CSDP or
broker updated on Monday, 13 December
New share certificates mailed by
registered post (or first class post in
the United Kingdom) to holders of
certificated shares who have surrendered
existing share certificates together with
forms of surrender before 12:00 on the
record date on (or within five business
days of receipt thereafter)
Monday, 13 December
All times are South African times.

DRD shareholders may not dematerialise or rematerialise their old name DRD shares after Friday, 3 December 2004 and may only dematerialise their new DRD shares from Monday, 13 December 2004.
Johannesburg
26 November 2004
Sponsor
Standard Bank

Exhibit 99.2
Results of Annual Genaral Meeting

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR) (ISIN: ZAE000015079)
(ARBN number 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD" or "the company")
RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders are advised that at the annual general meeting of DRDGOLD shareholders held on Friday, 26 November 2004 at the company's registered office, all the resolutions put to shareholders were passed by the requisite majorities of votes as indicated below. A total number of 202 875 640 votes were cast, which comprises 80.07% of total securities in issue.
For Against Abstain
Ordinary business
1. To adopt the audited annual

financial statements for the
twelve months ended 30 June 2004

97.77% 1.87%       0.03%
2. To re-appoint the auditors in

accordance with the company's
Articles of Association

97.65% 2.06%      0.34%
3A.To re-elect Mr DJM Blackmur as a
director of the company
97.26% 2.70%      0.04%
3B.To re-elect Mr DC Baker as a
director of the company
Withdrawn
3C.To re-elect Mr GC Campbell as a
director of the company
97.25% 2.71%     0.04%
3D.To re-elect Mr MP Ncholo as a
director of the company
97.26% 2.71%     0.03%
Special business

Ordinary resolution no 1
To place all unissued shares in the
capital of the company under the
control of the directors

95.09% 4.49%     0.42%

Ordinary resolution no 2
To authorise the allotment and issue
of ordinary shares for cash

95.22% 4.33%      0.45%

Ordinary resolution no 3
To approve the proposed amendment to
the Durban Roodepoort Deep (1996)
Share Option Scheme

89.82% 9.29%      0.89%

Ordinary resolution no 4
To approve the Durban Roodepoort Deep
(1996) Share Option Scheme for the
purpose of Rule 7.2, Exception 9 of
the Listing Rules of the Australian
Stock Exchange Limited

89.63% 9.43%      0.94%

Ordinary resolution no 5
To approve the issue of shares to
directors in terms of the Durban
Roodepoort Deep (1996) Share Option
Scheme pursuant to the exercise of
options already granted

89.74% 9.57%      0.69%

Ordinary resolution no 6
To approve the issue of up to 500 000
options to non-executive directors in
terms of Rule 10.14 of the Listing
Rules of the Australian Stock
Exchange Limited

89.27% 10.05%      0.68%

Ordinary resolution no 7
To approve the issue of up to 1 077 300
options to executive directors in terms
of Rule 10.14 of the Listing Rules of the
Australian Stock Exchange Limited

89.44% 9.87%      0.69%

Ordinary resolution no 8
To ratify the issue of equity
securities for the purpose of Rule
7.4 of the Listing Rules of the
Australian Stock Exchange Limited

92.95% 6.02%      1.03%

Special resolution no 1
To change the name of the company
from Durban Roodepoort Deep, Limited
to DRDGOLD Limited ("the change of name")

96.57% 2.90%      0.53%

Special resolution no 2
To approve and ratify the allotment
and issue of share options to non-

89.46% 9.84%      0.70%

executive directors in terms of the
Durban Roodepoort Deep (1996) Share
Option Scheme and Section 223 of the
Companies Act, 1973 (Act 61 of 1973),
as amended

Special resolution no 3
To approve the issue of share options
to non-executive directors under the
Durban Roodepoort Deep (1996) Share
Option Scheme

89.36% 9.94%      0.70%
Special resolution no 4
To authorise the directors to allot
and issue new ordinary shares in
terms of Section 82(1) of the
Companies Act, 1973 (Act 61 of 1973),
as amended
90.06% 9.24%      0.70%
Special resolution no 5
To authorise the directors to approve
the repurchase by the company or its
subsidiaries of its own shares
95.16% 4.34%      0.50%
A further announcement containing the salient dates and times relating to the change of name will be released on the Securities Exchange News Service of the JSE Securities Exchange South Africa on Friday, 26 November 2004.
Johannesburg
26 November 2004
Sponsor
Standard Bank